Filed Pursuant to Rule 424(b)(7)
File Number 333-173703

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 30, 2012.

Prospectus Supplement to Prospectus dated April 25, 2011.

14,500,000 Shares

LPL Investment Holdings Inc.

Common Stock

The selling stockholders named in this prospectus are offering 14,500,000 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold in this offering.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.” On April 27, 2012, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $36.98 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The selling stockholders named in this prospectus supplement have granted the underwriters the right to purchase up to an additional 1,450,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by these selling stockholders if the underwriters exercise their option to purchase additional shares of common stock.

The shares will be ready for delivery against payment in New York, New York on or about                     , 2012.

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch

Goldman, Sachs & Co.	J.P. Morgan

Senior Co-Managers

Citigroup	SunTrust Robinson Humphrey	Wells Fargo Securities

Co-Managers

Sanford C. Bernstein	William Blair	Blaylock Robert Van, LLC	Drexel Hamilton

Keefe, Bruyette & Woods	Macquarie Capital	Sandler O’Neill + Partners, L.P.

Prospectus Supplement dated                     , 2012.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document.

ABOUT THIS PROSPECTUS SUPPLEMENT

When we use the terms “we,” “us,” “our,” “LPL” or the “company,” we mean LPL Investment Holdings Inc., a Delaware corporation, and its consolidated subsidiaries, including LPL Financial LLC (“LPL Financial”), taken as a whole, as well as any predecessor entities, unless the context otherwise indicates.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering, additional information about our common stock and certain other matters relating to us, our business and prospects. The second part, the accompanying prospectus, contains a description of our common stock and certain other information.

The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents which we file or have filed with the Securities and Exchange Commission (“SEC”) on or before the date of this prospectus supplement and which documents are incorporated by reference in this prospectus supplement and the accompanying prospectus.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference filed before the date of this prospectus supplement, the information in this prospectus supplement will supersede such information.

MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus supplement, the accompanying prospectus and the documents we incorporate herein or therein by reference regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies or published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. These estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus supplement. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus supplement, the accompanying prospectus and the documents we incorporate herein or therein by reference and estimates and beliefs based on that data, may not be reliable.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before deciding whether to invest in our common stock, you should carefully read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors,” as well as the documents incorporated by reference and any free writing prospectus we have prepared.

Overview

We provide an integrated platform of brokerage and investment advisory services to approximately 12,900 independent financial advisors and financial advisors at financial institutions (our “advisors”) across the country, enabling them to successfully serve their retail investors with objective, conflict-free financial advice. In addition, we support approximately 4,400 financial advisors with customized clearing, advisory platforms and technology solutions. Our singular focus is to support our advisors with the front, middle and back-office support they need to serve the large and growing market for independent investment advice in the mass affluent and high-net-worth markets. We believe we are the only company that offers advisors the unique combination of an integrated technology platform, comprehensive self-clearing services and full open architecture access to leading financial products, all delivered in an environment unencumbered by conflicts from product manufacturing, underwriting or market making.

For over 20 years we have served and supported the independent advisor market. We are the market leader with the largest independent advisor base and the fourth largest overall advisor base in the United States. Through our advisors, we are also one of the largest distributors of financial products in the United States. Our scale is a substantial competitive advantage and enables us to effectively attract and retain advisors. Our unique model allows us to invest more resources in our advisors to help them manage complexity and increase their productivity, creating a virtuous cycle of growth. We currently have approximately 2,700 employees with headquarters in Boston, Charlotte and San Diego.

Corporate Information

LPL Investment Holdings Inc. is the parent company of our collective businesses. Our address is One Beacon Street, Boston, Massachusetts 02108. Our telephone number is (617) 423-3644. Our website address is www.lpl.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by selling stockholders	14,500,000 shares

Common stock outstanding as of April 20, 2012	110,429,780 shares

Option to purchase additional shares granted by the selling stockholders	1,450,000 shares

The NASDAQ Global Select Market symbol	LPLA

Risk Factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement

Use of Proceeds	We will not receive proceeds from the sale of shares in this offering

The number of shares of our common stock outstanding as of April 20, 2012 excludes:

•

9,407,979 shares of common stock issuable upon the exercise of options and warrants outstanding as of April 20, 2012, with exercise prices ranging from $1.49 to $34.79 per share and a weighted average exercise price of $24.35 per share and

•	8,170,664 additional shares of common stock as of April 20, 2012 reserved for future grants under our equity incentive plans currently in effect.

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the matters addressed in “Forward-Looking Statements,” you should carefully consider the risk factors set forth below before making an investment in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2011. See “Where You Can Find More Information.”

Risks Related to the Offering and Ownership of Our Common Stock

The Sponsors will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

Following completion of this offering, investment funds affiliated with TPG Capital, L.P. and Hellman & Friedman LLC (collectively, the “Sponsors”) will own approximately 48.8% of our common stock (or 47.5% of our common stock if the underwriters exercise their option to purchase 1,450,000 additional shares), or 45.0% on a fully diluted basis (or 43.8% on a fully diluted basis if the underwriters exercise their option to purchase 1,450,000 additional shares). The Sponsors have significant influence over corporate transactions. So long as investment funds associated with or designated by the Sponsors continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions, regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. If the Sponsors enter into a change in control transaction, certain members of our executive team have the contractual ability to terminate their employment within the thirty day period immediately following the twelve month anniversary of a change in control and receive severance payments.

In addition, the Sponsors and their affiliates are in the business of making investments in companies and may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business. To the extent the Sponsors invest in such other businesses, the Sponsors may have differing interests than our other stockholders. The Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our investors.

The market price of our common stock is highly volatile and may fluctuate substantially due to the following factors (in addition to the other risk factors described elsewhere or incorporated by reference into this prospectus supplement):

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of equity research analysts;

•	conditions and trends in the markets we serve;

•	announcements of significant new services or products by us or our competitors;

•	additions or changes to key personnel;

•	the commencement or outcome of litigation;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	future sale of our equity securities;

•	changes in the estimation of the future size and growth rate of our markets;

•	legislation or regulatory policies, practices or actions and

•	general economic conditions.

In addition, the stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet any existing or future debt service and other obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us. In addition, FINRA regulations restrict dividends in excess of 10% of a member firm’s excess net capital without FINRA’s prior approval. Compliance with this regulation may impede our ability to receive dividends from our broker-dealer subsidiaries.

Upon expiration of lock-up agreements between the underwriters and our officers, directors and the Sponsors, a substantial number of shares of our common stock could be sold into the public market, which could depress our stock price.

Our officers and directors and the Sponsors have entered into lock-up agreements with the underwriters that prohibit, subject to certain limited exceptions, the disposal or pledge of, or the hedging against, any of their common stock or securities convertible into or exchangeable for shares of common stock for a period of 90 days after the date of the final prospectus supplement. However, upon the expiration of these lock-up agreements in July 2012, the market price of our common stock could decline as a result of sales by our stockholders in the market or the perception that these sales could occur. These factors could also make it difficult for us to raise additional capital by selling stock.

Anti-takeover provisions in our certificate of incorporation and bylaws could prevent or delay a change in control of our company.

Our certificate of incorporation and our bylaws contain certain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable, including the following, some of which may only become effective when the Sponsors collectively own less than 40% of our outstanding shares of common stock:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent;

•

when the Sponsors collectively own 50% or less of our outstanding shares of common stock, which we expect to occur upon the completion of this offering, the approval of holders of at least two-thirds of the shares entitled to vote generally on the adoption, alteration, amendment or repeal of our certificate of incorporation or bylaws, will be required to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

•

the required approval of holders of at least two-thirds of the shares entitled to vote at an election of the directors to remove directors and, following the classification of the board of directors, removal only for cause and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock, without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in the acquisition.

SELECTED FINANCIAL DATA

The following table sets forth our selected historical financial information for the three months ended March 31, 2012 and 2011, and for the past five fiscal years. The selected historical financial information presented below should be read in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2011, incorporated by reference herein, and when filed, in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, which will be deemed to be incorporated by reference into this prospectus supplement when filed with the SEC. We have derived the consolidated statements of operations data for the years ended December 31, 2011, 2010 and 2009 and the consolidated statements of financial condition data as of December 31, 2011 and 2010 from our audited financial statements included in our Annual Report on Form 10-K. We have derived the consolidated statements of operations data for the years ended December 31, 2008 and 2007 and consolidated statements of financial condition data as of December 31, 2009, 2008 and 2007 from our audited financial statements not included in our Annual Report on Form 10-K for the year ended December 31, 2011. We have derived the condensed consolidated statements of financial condition data as of March 31, 2012 and 2011 and the condensed consolidated statements of operations data for the three months ended March 31, 2012 and 2011 from our unaudited condensed consolidated financial statements to be included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, which will be deemed to be incorporated by reference into this prospectus supplement when filed with the SEC. Our unaudited condensed consolidated financial statements for the three months ended March 31, 2012 and 2011 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	As of and For the Three Months Ended March 31,		As of and For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Consolidated statements of operations data:
Net revenues (in thousands)	$901,773	$873,869	$3,479,375	$3,113,486	$2,749,505	$3,116,349	$2,716,574
Total expenses (in thousands)	$834,910	$792,311	$3,196,690	$3,202,335	$2,676,938	$3,023,584	$2,608,741
Income (Loss) from operations (in thousands)	$66,863	$81,558	$282,685	$(88,849)	$72,567	$92,765	$107,833
Provision for (benefit from) income taxes (in thousands)	$25,684	$32,559	$112,303	$(31,987)	$25,047	$47,269	$46,764
Net income (Loss) (in thousands)	$41,179	$48,999	$170,382	$(56,862)	$47,520	$45,496	$61,069
Per share data:
Earnings (Loss) per basic share	$0.38	$0.44	$1.55	$(0.64)	$0.54	$0.53	$0.72
Earnings (Loss) per diluted share	$0.37	$0.43	$1.50	$(0.64)	$0.47	$0.45	$0.62
Consolidated statements of financial condition data:
Cash and cash equivalents (in thousands)	$688,818	$596,584	$720,772	$419,208	$378,594	$219,239	$188,003
Total assets (in thousands)	$3,765,475	$3,694,264	$3,816,326	$3,646,167	$3,336,936	$3,381,779	$3,287,349
Total debt (in thousands)(1)	$1,350,000	$1,343,146	$1,332,668	$1,386,639	$1,369,223	$1,467,647	$1,451,071
Other financial and operating data:
Adjusted EBITDA(2) (in thousands)	$124,955	$124,331	$459,720	$413,113	$356,068	$350,171	$329,079
Adjusted Earnings(2) (in thousands)	$63,199	$59,373	$218,585	$172,720	$129,556	$108,863	$107,404
Adjusted Earnings per share(2)	$0.56	$0.52	$1.95	$1.71	$1.32	$1.09	$1.08
Gross margin (in thousands)(3)	$274,866	$269,542	$1,030,951	$937,933	$844,926	$953,301	$781,102
Gross margin as a % of net revenue(3)	30.5%	30.8%	29.6%	30.1%	30.7%	30.6%	28.8%
Number of advisors(4)	12,962	12,554	12,847	12,444	11,950	11,920	11,089
Advisory and brokerage assets (in billions)(5)	$354.1	$330.1	$330.3	$315.6	$279.4	$233.9	$283.2
Advisory assets under management (in billions)(6)	$110.8	$99.7	$101.6	$93.0	$77.2	$59.6	$73.9
Insured cash account balances (in billions)(6)	$13.9	$12.3	$14.4	$12.2	$11.6	$11.2	$8.6
Money market account balances (in billions)(6)	$7.7	$6.9	$8.0	$6.9	$7.0	$11.2	$7.4

(1)	Total debt consists of our senior secured credit facilities, senior unsecured subordinated notes for periods prior to 2011, revolving line of credit facility and bank loans payable.
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Growth” in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 for explanations of why we present Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings per share and a description of the limitation of these non-GAAP measures, as well as reconciliations to net income and net income per share, as applicable.
(3)	Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from our consolidated statements of operations: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange. All other expense categories, including depreciation and amortization, are considered general and administrative in nature. Because our gross margin amounts do not include any depreciation and amortization expense, we consider our gross margin amounts to be non-GAAP measures which may not be comparable to those of others in our industry. Additionally in 2010, upon closing our initial public offering in the fourth quarter, the restriction on approximately 7.4 million shares of common stock issued to our advisors under the Fifth Amended and Restated 2000 Stock Bonus Plan was released. Accordingly, we recorded a share-based compensation charge of $222.0 million in the fourth quarter of 2010, representing the offering price of $30.00 per share multiplied by 7.4 million shares. This charge has been classified as adjusted production expense in 2010. Therefore gross margin and gross margin as a percentage of net revenue, as calculated for 2010 above, do not include this charge for comparability purposes with previous years shown.
(4)	Number of advisors is defined as those investment professionals who are licensed to do business with our broker-dealer subsidiaries. In 2011, we consolidated the operations of UVEST with LPL Financial which resulted, as expected, in attrition of 146 advisors. Excluding attrition from the integration of the UVEST platform, we added 549 net new advisors during the year ended December 31, 2011. In 2009, we attracted record levels of new advisors due to the dislocation in the marketplace that impacted many of our competitors. This record recruitment was offset by attrition related to the consolidation of the operations of Mutual Service Corporation, Associated Financial Group, Inc. Associated Securities Corp., Associated Planners Investment Advisory, Inc. and Waterstone Financial Group, Inc, which resulted, as expected, in attrition of 720 advisors. Excluding this attrition, we added 750 net new advisors during the year ended December 31, 2009.
(5)	Advisory and brokerage assets are comprised of assets that are custodied, networked and non-networked and reflect market movement in addition to new assets, inclusive of new business development and net of attrition. Such totals do not include the market value of client assets held in retirement plans administered by us and trust assets supported by Concord Wealth Management.
(6)	Advisory assets under management, insured cash account balances and money market balances are components of advisory and brokerage assets.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements (regarding future financial position, budgets, business strategy, projected costs, plans, objectives of management for future operations, ability and plans to pay regular dividends and other similar matters) that involve risks and uncertainties. Forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts” and similar terms. Forward-looking statements are not guarantees of future performance and there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. For example, our board of directors may not approve the payment of quarterly cash dividends or may authorize quarterly cash dividends of a different amount than previously considered or specified. Other factors include risks and uncertainties associated with changes in general economic and financial market conditions, fluctuations in the value of assets under management, effects of competition in the financial services industry, changes in the number of our financial advisors and institutions and their ability to effectively market financial products and services, the effect of current, pending and future legislation and regulation and regulatory actions. In particular, you should consider the numerous risks associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2011 and any subsequent Quarterly Reports on Form 10-Q, and in the “Risk Factors” section in this prospectus supplement. See “Where You Can Find More Information.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. You should not rely upon forward-looking statements as predictions of future events. Unless required by law, we will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.

USE OF PROCEEDS

We will receive no proceeds from the sale of common stock in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.” The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported on The NASDAQ.

Fiscal Year Ending December 31, 2010	High	Low
Fourth Quarter (beginning November 18, 2010)	$37.22	$31.50

Fiscal Year Ending December 31, 2011	High	Low
First Quarter	$35.99	$32.15
Second Quarter	36.95	33.15
Third Quarter	34.65	24.47
Fourth Quarter	30.54	25.10

Fiscal Year Ending December 31, 2012	High	Low
First Quarter	$38.47	$29.94
Second Quarter (through April 20, 2012)	38.94	36.29

The closing sale price of our common stock as reported on The NASDAQ on April 20, 2012 was $36.90 per share. As of that date there were 521 holders of record of our common stock based on information provided by our transfer agent. The number of stockholders of record does not reflect the number of individual or institutional stockholders that beneficially own our common stock because most of our common stock is held in the name of nominees.

DIVIDEND POLICY

On March 30, 2012, our board of directors declared a one-time special cash dividend of $2.00 per share, payable on May 25, 2012 to all common stockholders of record as of the close of business on May 15, 2012. In addition to the special dividend, we also plan to pay regular quarterly dividends, initially up to $0.12 ($0.48 annually), beginning in the second half of 2012. The declaration of regular cash dividends, as well as the amount of any such dividend, will remain subject in each instance to approval by our board based on a number of factors, including our future financial performance, the availability of cash resources, our requirements for alternative uses of cash and other factors that our board of directors may deem relevant.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at April 20, 2012 for:

•	each person whom we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. The selling stockholders have affiliations with broker-dealers, including our subsidiary LPL Financial, but received the shares in the ordinary course of business and, at the time of receipt, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

The percentage of common stock beneficially owned by each person before the offering is based on 110,429,780 shares of common stock. Shares of common stock that may be acquired within 60 days following April 20, 2012 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person shown in the table. Beneficial ownership representing less than 1% is denoted with an asterisk.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o LPL Investment Holdings Inc., One Beacon Street, Boston, Massachusetts 02108.

			Number of Shares Offered	Common Stock Beneficially Owned After This Offering
	Common Stock			Assuming the		Number of Shares Offered in Underwriters’ Option	Assuming the
	Beneficially			Underwriters’			Underwriters’
	Owned Prior to			Option is			Option is
	this Offering			Not Exercised			Exercised in Full
Name of Beneficial Owner	Number	%		Number	%		Number	%
5% Stockholders
Hellman & Friedman Capital Partners V, L.P.(1)	30,077,594	27.2%	6,374,200	23,703,394	21.5%	637,419	23,065,975	20.9%
Hellman & Friedman Capital Partners V (Parallel), L.P.(1)	4,115,485	3.7%	872,175	3,243,310	2.9%	87,218	3,156,092	2.9%
Hellman & Friedman Capital Associates V, L.P.(1)	17,105	*	3,625	13,480	*	363	13,117	*
TPG Partners IV, L.P.(2)	34,210,185	31.0%	7,250,000	26,960,185	24.4%	725,000	26,235,185	23.8%

Directors and Officers
Mark S Casady(3)	1,480,479	1.3%	—	1,480,479	1.3%	—	1,480,479	1.3%
Esther M Stearns(4)	731,926	*	—	731,926	*	—	731,926	*
William E Dwyer(5)	1,415,452	1.3%	—	1,415,452	1.3%	—	1,415,452	1.3%
Robert J Moore(6)	123,000	*	—	123,000	*	—	123,000	*
Mark R Helliker(7)	58,960	*	—	58,960	*	—	58,960	*
Jeffrey Stiefler(8)	144,732	*	—	144,732	*	—	144,732	*
James Riepe(9)	108,732	*	—	108,732	*	—	108,732	*
John J Brennan	28,294	*	—	28,294	*	—	28,294	*
Richard W Boyce(10)	4,730	*	—	4,730	*	—	4,730	*
Jeffrey A Goldstein(11)	1,550	*	—	1,550	*	—	1,550	*
Richard P Schifter(12)	4,730	*	—	4,730	*	—	4,730	*
Allen R Thorpe(13)	4,730	*	—	4,730	*	—	4,730	*
James S Putnam(14)	666,927	*	—	666,927	*	—	666,927	*
All directors and executive officers as a group (18 persons)	6,064,251	5.4%	—	6,064,251	5.4%	—	6,064,251	5.4%

(1)	Hellman & Friedman Capital Partners V, L.P. (“HFCP V”), Hellman & Friedman Capital Partners V (Parallel), L.P. (“HFCP V Parallel”) and Hellman & Friedman Capital Associates V, L.P. (“Associates V”) each hold shares of common stock. Hellman & Friedman Investors V, L.P. (“Investors V”) is the sole general partner of each of HFCP V and HFCP V Parallel. Hellman & Friedman LLC (“H&F LLC” and, together with HFCP V, HFCP V Parallel, Associates V and Investors V, the “H&F Entities”) is the sole general partner of each of Investors V and Associates V. As the sole general partner of HFCP V and HFCP V Parallel, Investors V may be deemed to beneficially own shares of common stock beneficially owned by HFCP V and HFCP V Parallel. As sole general partner of Investors V and Associates V, H&F LLC may be deemed to beneficially own shares of common stock beneficially owned by Investors V and Associates V. A four member investment committee of H&F LLC has power to vote or to direct the vote of, and to dispose or to direct the disposition of, shares of common stock that are beneficially owned by the H&F Entities. The investment committee is comprised of Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer; provided, however, that Mr. Steyer has no authority or voting rights with respect to investment committee decisions relating to the common stock. Messrs. Goldstein and Thorpe are managing directors of H&F LLC, but neither of them is a member of the investment committee. In addition, Mr. Jeffrey A. Goldstein holds 1,550 shares of restricted common stock for the benefit of HFCP V and HFCP V Parallel and Mr. Allen R. Thorpe holds 4,730 shares of restricted common stock for the benefit of HFCP V and HFCP V Parallel. The proceeds of any disposition of the shares of common stock held by Messrs. Goldstein and Thorpe will be applied against management fees pursuant to the partnership agreements of HFCP V and HFCP V Parallel. Each member of the investment committee, as well as Messrs. Goldstein and Thorpe, disclaim beneficial ownership of such shares of common stock. The address for each of the H&F Entities is c/ o Hellman & Friedman LLC, One Maritime Plaza, 12th Fl., San Francisco, CA 94111.
(2)	Includes shares of common stock (the “TPG Stock”) held by TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), whose general partner is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. David Bonderman and James G. Coulter are directors, officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the TPG Stock. The address for each of TPG Partners IV, TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(3)	Consists of 1,220,133 shares that Mr. Casady holds directly, 92,000 shares that Mr. Casady holds indirectly, and 78,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days. This also includes 90,346 shares of common stock held through the One Step Forward Foundation, Inc. over which Mr. Casady disclaims beneficial ownership.
(4)	Consists of 616,926 shares that Ms. Stearns holds directly and 115,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(5)	Consists of 429,142 shares that Mr. Dwyer holds directly, 233,116 shares that Mr. Dwyer holds indirectly, and 664,020 shares of common stock issuable upon exercise of stock options exercisable within 60 days. This also includes 89,174 shares of common stock held through The Dwyer Foundation, over which Mr. Dwyer disclaims beneficial ownership.
(6)	Consists of 20,000 shares that Mr. Moore holds directly and 103,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(7)	Consists of 58,960 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(8)	Consists of 80,236 shares that Mr. Stiefler holds through Stiefler Trust U/T/D 5/31/07, Jeffrey Stiefler and Suzanne Stiefler, Trustees and 64,496 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(9)	Consists of 44,265 shares that Mr. Riepe holds directly, 35,971 shares that Mr. Riepe holds through Stone Barn LLC, and 28,496 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(10)	Mr. Boyce, who is one of our directors, is a partner at TPG Capital, L.P., which is an affiliate of TPG Partners IV. Mr. Boyce has no voting or investment power over, and disclaims beneficial ownership of, the TPG Stock. The address of Mr. Boyce is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(11)	These shares represent restricted common stock granted to Mr. Goldstein. Mr. Goldstein is holding these shares for the benefit of HFCP V and HFCP V Parallel and disclaims beneficial ownership of such shares.
(12)	Mr. Schifter, who is one of our directors, is a partner at TPG Capital, L.P., which is an affiliate of TPG Partners IV. Mr. Schifter has no voting or investment power over, and disclaims beneficial ownership of, the TPG Stock. The address of Mr. Schifter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(13)	These shares represent restricted common stock granted to Mr. Thorpe. Mr. Thorpe is holding these shares for the benefit of HFCP V and HFCP V Parallel and disclaims beneficial ownership of such shares.
(14)	Consists of 404,730 shares held by Mr. Putnam through James S. Putnam TTEE for Putnam Family Trust Dated 1699 Separate Property Trust and 262,197 shares held indirectly by Mr. Putnam’s spouse. Mr. Putnam disclaims beneficial ownership of the shares held by his spouse.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF SHARES OF COMMON STOCK

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of shares of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address certain estate and any gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A modified definition of Non-U.S. Holder applies for U.S. federal estate tax purposes (as discussed below).

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding shares of our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on Shares of Our Common Stock

As discussed under “Dividend Policy” above, on March 30, 2012, our board of directors declared a one-time special cash dividend of $2.00 per share, payable on May 25, 2012 to all common stockholders of record as of the close of business on May 15, 2012. In addition to the special dividend, we also plan to pay regular quarterly cash dividends, initially up to $0.12 ($0.48 annually) in the future, and plan to begin paying such dividends in the second half of 2012, subject in each instance to board approval. In the event that we do make a distribution of cash or property with respect to shares of our common stock (or, in the case of the special dividend, when we make such distribution), any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any distribution described in this paragraph would also be subject to the discussion below in “Additional Withholding and Information Reporting Requirements for Shares of Our Common Stock Held By or Through Non-U.S. Entities.”

Any dividends paid to a Non-U.S. Holder with respect to shares of our common stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8 prior to the payment of dividends, such as:

•	IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our common stock is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below).

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if such Non-U.S. Holder is taxable as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% of its effectively connected earnings and profits for the taxable year, unless an applicable income tax treaty provides otherwise.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, such holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Shares of Our Common Stock

Subject to the discussion below under “Additional Withholding and Information Reporting Requirements for Shares of Our Common Stock Held By or Through Non-U.S. Entities,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period with respect to the applicable shares of our common stock (the “relevant period”), or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition.

With respect to the second exception above, although there can be no assurance, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock so long as (i) our common stock continues to be regularly traded on an established securities market (within the meaning of Internal Revenue Code Section 897(c)(3)) during the calendar year in which such sale, exchange or other taxable disposition of our common stock occurs and (ii) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the relevant period. If we are a USRPHC and the requirements of (i) or (ii) are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the “branch profits tax” will not apply.

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” with respect to such gain at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Additional Withholding and Information Reporting Requirements for Shares of Our Common Stock Held By or Through Non-U.S. Entities

Legislation enacted in March 2010 (commonly referred to as “FATCA”) generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of our common stock, unless such persons comply with a complicated U.S. information reporting, due diligence, disclosure and certification regime. This new regime and its requirements are different from, and in addition to, the certification requirements described elsewhere in this discussion. As currently proposed, the FATCA withholding rules would apply to certain payments, including dividend payments on our common stock, if any, paid after December 31, 2013, and to payments of gross proceeds from the sale or other dispositions of our common stock paid after December 31, 2014. Although administrative guidance and proposed regulations have been issued, regulations implementing the new FATCA regime have not been finalized and the exact scope of these rules remains unclear and potentially subject to material changes. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, including any investment in our common stock made through another entity.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. Subject to the discussion above under “Additional Withholding and Information Reporting Requirements for Shares of Our Common Stock Held By or Through Non-U.S. Entities,” a Non-U.S. Holder may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) or otherwise establish an exemption in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2013 and thereafter, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above in “Distributions on Shares of Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a United States person (as defined in the Internal Revenue Code) and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker, and dispositions otherwise effected through a non-U.S. office generally will not be subject to information reporting. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a non-U.S. broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Shares of our common stock held (or treated as held) by an individual who is not a United States citizen or resident (as specifically determined for U.S. federal estate tax purposes) at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Generally, amounts included in the taxable estate of decedents on or before December 31, 2012 are subject to U.S. federal estate tax at a maximum rate of 35%. However, the maximum U.S. federal estate tax rate is scheduled to increase to 55% with respect to the taxable estate of decedents dying after December 31, 2012.

DESCRIPTION OF COMMON STOCK

References to the “Company,” “us,” “we” or “our” in this section mean LPL Investment Holdings Inc. and do not include the subsidiaries of LPL Investment Holdings Inc.

A summary of the terms of our common stock may be found on page 2 of the accompanying prospectus under “Description of Common Stock.” Because we expect that upon completion of this offering, the Sponsors collectively will cease to own more than 50% of the outstanding shares of our common stock, certain provisions of our certificate of incorporation and bylaws relating to amending those documents will become effective. Specifically, following completion of the offering described in this prospectus supplement, if the Sponsors collectively cease to own more than 50% of the outstanding shares of our common stock, our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least two-thirds of the voting power of our outstanding shares of common stock. Additionally, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class is required to amend or repeal or to adopt any provision inconsistent with the “Board of Directors,” “No Action by Written Consent,” “Special Meetings of Stockholders,” “Amendments to the Amended and Restated Certificate of Incorporation and Bylaws” and “Business Combinations” provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

The other provisions described in the “Description of Common Stock” beginning on page 2 of the accompanying prospectus will remain in effect. For a complete description of these provisions, you should refer to our certificate of incorporation and bylaws, both of which are on file with the SEC as exhibits to previous filings.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
Sanford C. Bernstein & Co., LLC
William Blair & Company, L.L.C.
Blaylock Robert Van, LLC
Drexel Hamilton, LLC
Keefe, Bruyette & Woods, Inc.
Macquarie Capital (USA) Inc.
Sandler O’Neill & Partners, L.P.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to take and pay for all of the shares being offered, if any of those shares are taken (other than the shares covered by the option described below, unless this option is exercised). If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,450,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions, provided that the purchase price paid by the underwriters for such additional shares will be reduced by an amount per share equal to any dividend or distributions declared by the company and payable on the other shares initially purchased by the underwriters in this offering but not payable on such additional shares. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number of shares listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of an officer’s certificate and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The company will not receive any proceeds from this offering.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,450,000 shares of common stock at the public offering price less underwriting discounts and commissions.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the public offering price. If all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers and directors and the Sponsors, have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of the final prospectus supplement. The restrictions described in the above paragraph do not apply to:

•

transfers of shares of common stock by any such person other than the company (i) as a bona fide gift or gifts, (ii) to immediate family members, trusts for the benefit of such person or its immediate family members, or limited partnerships the partners of which are such person and/or its immediate family members, (iii) by will or intestacy or (iv) to limited or general partners, members, stockholders or affiliates (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such person or, in the case of a corporation, to its wholly-owned subsidiary; provided that, with respect to clause (iv), any filing required under Section 16(a) of the Exchange Act resulting from such transfers will disclose that such transfers are disposition for no value and provided further that in each case, the donee, distributee or transferee shall sign and deliver a lock-up agreement, such transfer or distribution shall be a disposition for no value and, except with respect to clause (iv), no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•

the exercise of options to purchase shares of common stock granted prior to the date of this prospectus supplement under a stock incentive plan or stock purchase plan, or the disposition to the company of shares of restricted stock granted pursuant to the terms of such plan prior to the date of this prospectus supplement; provided that no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•

transfer by any such person other than the company of shares of common stock acquired on the open market following the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•	sales or transfers pursuant to a trading plan entered into prior to the date of the final prospectus supplement complying with Rule 10b5-1 under the Exchange Act;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of shares of common stock during the restricted period; and provided further that no public announcement of such new plan is made;

•	the sale of shares of common stock to the underwriters in connection with this offering;

•	transfers of shares of common stock with the prior written consent of the representatives of the underwriters and

•

the issuance of shares of common stock by the company in connection with the acquisition by the company or one or more of the company’s subsidiaries of assets or capital stock of another person or entity, whether through merger, asset acquisition, stock purchase or otherwise, provided that the aggregate number of shares issued in connection therewith does not exceed 5,521,489 shares of common stock and prior to such issuance the recipient of such shares shall sign and deliver to the company a lock-up agreement.

In addition to the exceptions listed above, the underwriters have agreed to include a carve-out in the lock-up agreement with one of the company’s executive officers, William E. Dwyer, to allow the cashless exercise of his options to purchase 651,220 shares of common stock, which were granted by the company prior to the date of this prospectus supplement. Such exercise will require a filing by Mr. Dwyer with the SEC under Section 16(a) of the Exchange Act.

The company’s common stock is currently listed on The NASDAQ Global Select Market under the symbol “LPLA.”

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement or the accompanying prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. They must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or the accompanying prospectus nor taken steps to verify the information set forth herein or therein and has no responsibility for this prospectus supplement or the accompanying prospectus. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement or the accompanying prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus supplement and the accompanying prospectus have not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the

“SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Certain of the underwriters or their affiliates hold equity interests in the company or are lenders to the company or its subsidiaries under the company’s senior secured credit facilities or otherwise, including Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Citigroup Global Markets Inc., SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC and William Blair & Company, L.L.C.

Solebury Capital LLC (“Solebury”), a FINRA member, is acting as our financial advisor in connection with the offering. We have agreed to pay Solebury a base fee of $350,000 plus an incentive fee of $50,000, to be paid purely at our discretion, for their services and to reimburse Solebury for certain expenses incurred in connection with the engagement of up to $15,000 in the aggregate and not to exceed $1,000 in each instance without our written consent. Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

The company estimates that its share of the total expenses of the offering, which do not include underwriting discounts and commissions, will be approximately $800,000 and are payable by the company.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. These services include depository relationships in connection with the company’s cash sweep program.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC registering the offer and sale of our common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not include all of the information contained in the registration statement. You should refer to the registration statement, its exhibits and the information incorporated in this prospectus supplement and the accompanying prospectus for additional information.

We are required to file annual and quarterly reports, current reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.lpl.com as soon as reasonably practicable after filing such documents with the SEC. Our reference to our website is intended to be an inactive textual reference only. Information contained on our website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room

100 F Street N.E.

Washington, DC 20549

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate information into this prospectus supplement and the accompanying prospectus by reference, which means that we disclose important information to you by referring you to another document filed by us separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except to the extent superseded by information contained in a further prospectus supplement or by information contained in documents filed with the SEC after the date of this prospectus supplement and prior to the termination of this offering. The documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain important information about us and our common stock. We incorporate by reference the documents listed below into this prospectus supplement and the accompanying prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 27, 2012 (File No. 001-34963);

•	Our Current Report on Form 8-K, as filed with the SEC on February 6, 2012, February 21, 2012, April 2, 2012, April 18, 2012 and April 30, 2012 (File No. 001-34963);

•	Our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 17, 2012 (File No. 001-34963) and

•

Description of Common Stock, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on November 12, 2010 (File No. 001-34963), as supplemented by the Description of Common Stock found on page S-18 of this prospectus supplement and page 2 of the accompanying prospectus and including any amendments or reports filed for the purpose of updating such description.

In addition, we anticipate filing our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 with the SEC on April 30, 2012.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary

LPL Investment Holdings Inc.

One Beacon Street

Boston, Massachusetts 02108

(617) 423-3644

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.lpl.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

LEGAL MATTERS

The validity of the issuance of the securities offered pursuant to this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of LPL Investment Holdings Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Common Stock

We may offer to the public from time to time shares of our common stock in one or more issuances. Selling stockholders may also offer or sell, from time to time, shares of our common stock.

This prospectus describes the general manner in which these securities may be offered using this prospectus. Each time we or the selling stockholders sell these securities, the specific terms will be determined at the time of the offering and will be included in a supplement to this prospectus. Information about the selling stockholders, including the relationship between the selling stockholders and us, will also be included in the applicable prospectus supplement. We and the selling stockholders may sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.” On April 21, 2011, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $34.79 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 25, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying prospectus supplement are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and any accompanying prospectus supplement is current only as of the date of the applicable document.

ABOUT THIS PROSPECTUS

When we use the terms “we,” “us,” “our,” “LPL” or the “company,” we mean LPL Investment Holdings Inc., a Delaware corporation, and its consolidated subsidiaries, including LPL Financial LLC, taken as a whole, as well as the predecessor entity LPL Holdings, Inc., unless the context otherwise indicates.

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”), as a “well-known seasoned issuer” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Under this shelf registration process, we and the selling stockholders may from time to time sell common stock in one or more offerings. This prospectus provides you with a general description of our common stock. Each time we or the selling stockholders sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including information about the selling stockholders. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the prospectus supplement. You should read both this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. See “Item 1A — Risk Factors” in our most recent Annual Report on Form 10-K incorporated by reference in this prospectus and in any subsequent Quarterly Report on Form 10-Q and the “Risk Factors” section in the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus, the accompanying prospectus supplement and the documents incorporated by reference herein and therein contain forward-looking statements (regarding future financial position, budgets, business strategy, projected costs, plans, objectives of management for future operations, and other similar matters) that involve risks and uncertainties. Forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts” and similar terms. Forward-looking statements are not guarantees of future performance and there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements including, but not limited to, changes in general economic and financial market conditions, fluctuations in the value of assets under management, effects of competition in the financial services industry, changes in the number of our financial advisors and institutions and their ability to effectively market financial products and services, the effect of current, pending and future legislation and regulation and regulatory actions. In particular, you should consider the numerous risks described in our Annual Report on Form 10-K for the year ended December 31, 2010 and any subsequent Quarterly Reports on Form 10-Q, each incorporated by reference in this prospectus and in the “Risk Factors” section in the applicable prospectus supplement. See “Where You Can Find More Information.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. You should not rely upon forward-looking statements as predictions of future events. Unless required by law, we will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds we receive from our sale of the securities covered by this prospectus for general corporate purposes, which may include repayment of debt, working capital, capital expenditures and possible acquisitions. Additional information on the use of net proceeds we receive from the sale of securities covered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

We will not receive any proceeds in the event the securities are sold by a selling stockholder.

DESCRIPTION OF COMMON STOCK

References to the “Company,” “us,” “we” or “our” in this section mean LPL Investment Holdings, Inc. and do not include the subsidiaries of LPL Investment Holdings, Inc. Also, in this section, references to “holders” mean those who own common stock registered in their own names, on the books that we maintain for this purpose.

The following summary of the terms of our common stock does not purport to be complete. You should refer to our certificate of incorporation and bylaws, both of which are on file with the SEC as exhibits to previous filings. The summary below is also qualified by provisions of applicable law.

General

Under our certificate of incorporation, we have authority to issue up to 600,000,000 shares of common stock, par value $0.001 per share. As of April 18, 2011, we had 108,859,632 shares of common stock outstanding, held by 1,172 record holders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that the company may designate and issue in the future.

Anti-takeover Effects of the Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us, some of which may only become effective when TPG Capital, L.P. and Hellman & Friedman LLC (collectively, the “Majority Holders”) collectively cease to beneficially own at least 40% or more of our outstanding shares of common stock (such time referred to in this section as the “triggering event”). We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor. This offering will not constitute a triggering event.

Board of Directors

Our board of directors currently has nine members. Our certificate of incorporation provides that until the occurrence of the triggering event (as defined above), the number of directors shall not be increased without, in addition to any other vote otherwise required by law, the affirmative vote or written consent of at least 60% of the outstanding shares of common stock. In addition, our stockholders’ agreement provides that the board of directors will not have more than nine members for so long as either Hellman & Friedman LLC and its affiliates or TPG Capital, L.P. and its affiliates are entitled to appoint two directors under the stockholders’ agreement.

Potential Staggered Board

Our certificate of incorporation provides that at the first annual meeting after the triggering event, our board of directors shall be divided into three classes with staggered three-year terms. The classification of our board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Action by Written Consent

The Delaware General Corporation Law (“DGCL”) provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. Our certificate of incorporation provides that following the triggering event, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at such annual or special meeting, and not by written consent without a meeting, if it is properly brought before such annual or special meeting.

Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (a) our chairman or vice chairman of the board, (b) our president, (c) a majority of the board of directors through a special resolution, or (d) prior to the triggering event, the holders of at least 40% of the outstanding shares of common stock.

In addition, following the occurrence of the triggering event described above, our bylaws will require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Requirements for Removal and Interim Election of Directors

At such time as our board of directors has been divided into three classes, our certificate of incorporation provides that the directors may only be removed for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Our certificate of incorporation and bylaws provide that prior to the triggering event, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on the election of directors, voting together as a single class.

Vacancies and newly-created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders, except that, prior to a triggering event, such vacancies may be filled by, in addition to any other vote otherwise required by law, the affirmative vote of holders of a majority of the outstanding shares of common stock. In addition, the certificate of incorporation provides that any vacancy created by the removal of a director by the stockholders shall only be filled by, in addition to any other vote otherwise required by law, the affirmative vote of a majority of the outstanding shares of common stock. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the first time when the Majority Holders collectively cease to own more than 50% of our outstanding shares of common stock, our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least two-thirds of the voting power of our outstanding shares of common stock. Additionally, following the first time when the Majority Holders collectively cease to own more than 50% of our outstanding shares of common stock, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class is required to amend or repeal or to adopt any provision inconsistent with the “Board of Directors,” “No Action by Written Consent,” “Special Meetings of Stockholders,” “Amendments to the Amended and Restated Certificate of Incorporation and Bylaws” and “Business Combinations” provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

Exclusive Jurisdiction of Certain Actions

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could make more difficult, or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Business Combinations

We have elected to not be subject to Section 203 of the DGCL, which regulates business combinations with “interested stockholders.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.”

PLAN OF DISTRIBUTION

We and the selling stockholders may sell securities in any of the ways described below or in any combination:

•	to or through underwriters or dealers;

•	through one or more agents; or

•	directly to purchasers or to a single purchaser.

The distribution of the securities by us or the selling stockholders may be effected from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

•	if the securities are sold by the selling stockholders, information about the selling stockholders, including the relationship between the selling stockholders and us.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers will be specified in the applicable prospectus supplement and may be changed from time to time.

Only the agents or underwriters named in each prospectus supplement are agents or underwriters in connection with the securities being offered thereby.

We and the selling stockholders may authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us or the selling stockholders pursuant to delayed delivery contracts providing for payment and delivery on the date stated in each applicable prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in each applicable prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will be subject only to those conditions set forth in each applicable prospectus supplement, and each prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents, underwriters and other third parties described above may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution from us and the selling stockholders with respect to payments which the agents, underwriters or third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business. We and the selling stockholders may also use underwriters or such other third parties with whom we or such selling stockholders have a material relationship. We and the selling stockholders will describe the nature of any such relationship in the applicable prospectus supplement.

Certain underwriters may use this prospectus and any accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale. Any underwriters involved in the sale of the securities may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act and the rules of the Financial Industry Regulatory Authority.

Our common stock is listed on The NASDAQ Global Select Market. Underwriters may make a market in our common stock, but will not be obligated to do so and may discontinue any market making at any time without notice. We can make no assurance as to the development, maintenance or liquidity of any trading market for the securities.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for the securities offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.lpl.com as soon as reasonably practicable after filing such documents with the SEC. The information contained on our website is not a part of this prospectus. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room

100 F Street N.E.

Washington, DC 20549.

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus, until the termination of the offering of securities described in the applicable prospectus supplement. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 9, 2011 (File No. 001-34963);

•	Our Current Report on Form 8-K, as filed with the SEC on March 14, 2011 (File No. 001-34963);

•	Our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 4, 2011 (File No. 001-34963); and

•

Description of Common Stock, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on November 12, 2010 (File No. 001-34963), as supplemented by the Description of Common Stock found on page 2 of this prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary

LPL Investment Holdings Inc.

One Beacon Street

Boston, Massachusetts 02108

(617) 423-3644

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.lpl.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.

LEGAL MATTERS

The validity of the issuance of the securities offered pursuant to this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The validity of any securities will be passed upon for any underwriters or agents by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of LPL Investment Holdings Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

14,500,000 Shares

LPL Investment Holdings Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch

Goldman, Sachs & Co.	J.P. Morgan

Senior Co-Managers

Citigroup	SunTrust Robinson Humphrey	Wells Fargo Securities

Co-Managers

Sanford C. Bernstein	William Blair	Blaylock Robert Van, LLC	Drexel Hamilton

Keefe, Bruyette & Woods	Macquarie Capital	Sandler O’Neill + Partners, L.P.